EXHIBIT 3

TEXT OF AMENDMENTS TO BYLAWS

Article II, Section 2. Annual Meeting.  A meeting of the shareholders of the Company for the election of directors and for the transaction of any other business of the Company shall be held annually within 150 days after the end of the Company's fiscal year, on the fourth Wednesday in May, if not a legal holiday, and if a legal holiday, then on the next day following which is not a legal holiday, at such time as the board of directors shall by resolution determine or at such other date and time within such 150-day period as the board of directors may determine.

Article III, Section 2.  Number and Term.  The board of directors shall consist of seven members and shall be divided into three classes as nearly equal in number as possible.  The members of each class shall be elected for a term of three years and until their successors are elected and qualified.  One class shall be elected annually by ballot.